EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31,
 (Unaudited)
 (Dollars in Millions)

	2005	2004	2003

Net profit	$364	$287	$256

Add:
Provision for income taxes	173	137	120

Deduct:
Equity in profit of partnerships	(6)	(3)	(3)

Profit before taxes	$531	$421	$373

Fixed charges:
Interest on borrowed funds	$783	$532	$483
Rentals at computed interest*	5	5	5

Total fixed charges	$788	$537	$488

Profit before taxes plus fixed charges	$1,319	$958	$861

Ratio of profit before taxes plus fixed charges to fixed charges	1.67	1.78	1.76

*Those portions of rent expense that are representative of interest cost.